                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------


                                 SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934/1/
                               (AMENDMENT NO. 1)


                  NEW WORLD COMMUNICATIONS GROUP INCORPORATED
       -----------------------------------------------------------------
                               (NAME OF ISSUER)

                     CLASS A COMMON STOCK, $.01 par value
       -----------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  649 27A 103
      ------------------------------------------------------------------
                                (CUSIP NUMBER)

                                 Jay Itzkowitz
                         Fox Television Stations, Inc.
                             5746 Sunset Boulevard
                         Los Angeles, California  90028
                             (310) 369-1300
                       ------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 July 17, 1996
      ------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement.

[  ]

(A fee is not required only if the person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

- ------------------------

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     The News Corporation Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)[ ]
     (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION
       South Australia, Australia

NUMBER OF          7  SOLE VOTING POWER
 SHARES               - 0 -
BENEFICIALLY
 OWNED
 BY EACH           8  SHARED VOTING POWER
REPORTING             25,224,845**
PERSON
 WITH              9  SOLE DISPOSITIVE POWER
                      - 0 -

                  10  SHARED DISPOSITIVE POWER
                      25,224,845**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,224,845**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.69%**

14   TYPE OF REPORTING PERSON*
     CO

** Consists solely of shares of Class A Common Stock (as defined) underlying currently exercisable warrants and Series B Junior Preferred Stock

                     **SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     K. Rupert Murdoch

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) X

3    SEC USE ONLY



4    SOURCE OF FUNDS
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America

NUMBER OF          7  SOLE VOTING POWER
 SHARES               - 0 -
BENEFICIALLY
 OWNED
 BY EACH           8  SHARED VOTING POWER
REPORTING             25,224,845**
PERSON
 WITH              9  SOLE DISPOSITIVE POWER
                      - 0 -


                  10  SHARED DISPOSITIVE POWER
                      25,224,845**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,224,845**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.69%**

14   TYPE OF REPORTING PERSON
     IN

** Consists solely of shares of Class A Common Stock (as defined) underlying currently exercisable warrants and Series B Junior Preferred Stock


                     **SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Twentieth Holdings Corporation
          95-4066193

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware, U.S.A.

NUMBER OF          7  SOLE VOTING POWER
 SHARES               - 0 -
BENEFICIALLY
 OWNED
 BY EACH           8  SHARED VOTING POWER
REPORTING             25,224,845**
PERSON
 WITH              9  SOLE DISPOSITIVE POWER
                      - 0 -


                  10  SHARED DISPOSITIVE POWER
                      25,224,845**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,224,845**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.69%**

14   TYPE OF REPORTING PERSON*
     CO

** Consists solely of shares of Class A Common Stock (as defined) underlying currently exercisable warrants and Series B Junior Preferred Stock

                     **SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Fox Television Stations, Inc.
          52-1408474

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware, U.S.A.

NUMBER OF          7  SOLE VOTING POWER
 SHARES               - 0 -
BENEFICIALLY
 OWNED
 BY EACH           8  SHARED VOTING POWER
REPORTING             25,224,845**
PERSON
 WITH              9  SOLE DISPOSITIVE POWER
                      - 0 -


                  11  SHARED DISPOSITIVE POWER
                      25,224,845**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,224,845**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.69%**

14   TYPE OF REPORTING PERSON*
     CO

** Consists solely of shares of Class A Common Stock (as defined) underlying currently exercisable warrants and Series B Junior Preferred Stock

                     **SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

INTRODUCTION.

     Items 3, 4, 5, 6 and 7 of the statement on Schedule 13D filed by the Reporting Persons (as defined herein), are hereby amended ("Amendment No. 1") to report their current beneficial ownership of Class A Common Stock (as defined herein), of New World Communications Group Incorporated, a Delaware corporation.

ITEM 1.  SECURITY AND ISSUER.
         -------------------

     The title of the class of equity securities to which this statement relates is Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of New World Communications Group Incorporated, a Delaware corporation ("New World"). The address of the principal executive offices of New World is 3200 Windy Hill Road, Suite 1100-West, Atlanta, Georgia 30339.


ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     This statement is being filed by (i) The News Corporation Limited, a South Australia, Australia corporation ("News Corporation"), with its principal executive office located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) K. Rupert Murdoch with his business address at 10201 West Pico Boulevard, Los Angeles, California 90035, (iii) Twentieth Holdings Corporation, a Delaware corporation ("Twentieth Holdings"), with its principal executive office located at 10201 West Pico Boulevard, Los Angeles, California 90035, and
(iv) Fox Television Stations, Inc., a Delaware corporation ("Fox Television"), with its principal executive office located at 5746 Sunset Boulevard, Los Angeles, California 90028. News Corporation, K. Rupert Murdoch, Twentieth Holdings and Fox Television are referred herein collectively as the "Reporting Persons".

     K. Rupert Murdoch holds voting preferred shares of Twentieth Holdings representing 76% of the voting power thereof. Such preferred stock is redeemable at the option of Fox, Inc., a wholly-owned subsidiary of News Corporation. News Corporation through Fox, Inc. holds all of the common stock of Twentieth Holdings (representing substantially all of the equity and 24% of the voting securities thereof). Twentieth Holdings owns 100% of the outstanding common stock of Fox Television.

     News Corporation is a diversified media company engaged through subsidiaries in, among other things, production and distribution of motion pictures and television programming, television broadcasting and the publication of newspapers, books, magazines and promotional free-standing inserts.

     K. Rupert Murdoch is the Chairman and Chief Executive of News Corporation, a director of News Limited, News Corporation's principal subsidiary in Australia, a director of News International plc, News Corporation's principal subsidiary in the United Kingdom, Chairman, Chief Executive Officer, President and a director of News America Holdings Incorporated, News Corporation's principal subsidiary in the United States, Chairman and a director of Satellite Television Asian Region Limited, the Asia Pacific Region's largest satellite television broadcaster and a director of British Sky Broadcasting Group plc which operates the leading pay television broadcasting services in the United Kingdom and the Republic of Ireland.

     Twentieth Holdings is the holding company for Fox Television and Fox Broadcasting Company.

     Fox Television owns and operates 12 broadcast television stations in the United States.

     Approximately 31% of the voting stock of News Corporation is owned by Cruden Investments Pty. Limited, a subsidiary thereof, Mr. Murdoch, members of his immediate family and a corporation which is controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons.

     Cruden Investments Pty. Limited is a private Australian incorporated investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and charities. By virtue of shares of News Corporation owned by corporations which are controlled by the trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

     None of the Reporting Persons have, during the last five years, (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.   SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          ------------------------------------------------

       Item 3 of the Schedule 13D is hereby amended by the Reporting Persons to delete such Item and add in lieu thereof the following:

       Pursuant to the terms of a securities purchase agreement dated May 21, 1994 (the "Purchase Agreement"), on May 27, 1994 New World sold and Fox Television purchased 250,000 shares of Series B Junior Preferred Stock, par value $.01 per share ("Series B Preferred Stock") for a cash consideration of $250,000,000. The shares of Series B Preferred Stock are currently convertible into 19,349,845 shares of Class A Common Stock (which equates to a conversion price of $12.92 per share).

     Pursuant to the terms of the Purchase Agreement and a warrant agreement (the "Warrant Agreement"), from September 1994 through August 1995, New World issued to Fox Television for an aggregate cash consideration of $250,000,000 an aggregate of (i) 25,000 shares of Series C Senior Preferred Stock, par value $.01 per share ("Series C Preferred Stock"), (ii) warrants (the "Series E Warrants") to acquire an aggregate of 1,250,000 shares of Class A Common Stock at an exercise price (the "Series E Exercise Price") of $15.00 per share, and
(iii) warrants (the "Series F Warrants" and, together with the Series E Warrants, the "Warrants") to acquire an aggregate of 4,625,000 shares of Class A Common Stock at an exercise price (the "Series F Exercise Price") of $50.00 per share. The exercise price for the Series E Warrants and the Series F Warrants may be paid by surrender of shares of Series C Preferred Stock.

     The Purchase Agreement also grants Fox Television certain rights and imposes certain obligations on New World, including (i) the requirement that the affiliations of New World's television stations be switched to the Fox Broadcasting Company network as soon as possible, (ii) the grant to Fox Television of a right of first negotiation with respect to any television stations New World proposes to sell, and (iii) the requirement that New World continue to own a certain number of television stations which are Fox Broadcasting Company affiliates.

     The consideration paid for the Series B Preferred Stock, the Series C Preferred Stock and the Warrants was provided from the working capital of Fox Television.

     It is presently anticipated that, if the Warrants are exercised, the consideration required to pay the exercise price would be provided through the surrender of shares of Series C Preferred Stock. No funds are required to convert the Series B Preferred Stock. The Reporting Persons presently have no intention of exercising the Warrants or converting the Series B Preferred Stock.


     News Corporation, New World, NWCG (Parent) Holdings Corporation, a Delaware corporation ("Parent"), and NWCG Holdings Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Holdings"), entered into a Memorandum of Understanding, dated as of July 17, 1996 (the "MOU"), with regard to the Merger of a subsidiary of Fox Television Stations, Inc., an indirect subsidiary of News Corporation, with and into New World.

The merger (the "Merger") and a related stock purchase (the "Stock Purchase") are subject to certain conditions, including obtaining all necessary regulatory and governmental approvals and consents, including the approval of the Federal Communications Commission to the transfer of broadcast licenses, clearance or authorization of the Merger and the Stock Purchase under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended, the "HSR Act") and certain approvals of shareholders of New World.

     Pursuant to the MOU, at the effective time of the Merger (the "Effective Time"), News Corporation will acquire from Parent (i) all of the outstanding shares of common stock of New World held by Parent, representing 37,192,236 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), as of June 30, 1996; and (ii) all of the outstanding shares of capital stock of Holdings, representing 100 shares of common stock, par value $.01 per share, as of June 30, 1996 in exchange for that number of American Depositary Shares (the "News Corporation Preferred ADSs"), each of which represents four fully paid and nonassessable shares of preferred limited voting ordinary shares, par value A$.50 per share, of News Corporation, equal to (x) the product of (A) the number of shares of Class B Common Stock directly or indirectly owned by Parent or Holdings at the Effective Time and (B) 1.45, less (y) the number determined by dividing (A) the accreted value, as of the closing date of the Merger, of the Senior Notes due 1999 of Holdings by (B) $18.625.

     In addition, at the Effective Time, (i) each share of Class A Common Stock of New World will be converted into the right to receive 1.45 (the "Exchange Ratio") News Corporation Preferred ADSs, (ii) each share of Class B Common Stock will be converted into the right to receive 1.45 News Corporation Preferred ADSs, (iii) subject to the approval of the holders thereof, each share of Series A 6.375% Cumulative Redeemable Convertible Preferred Stock, par value $.01 per share of New World (the "Series A Preferred Stock") will be converted into the right to receive the number of News Corporation Preferred ADSs equal to the product of (x) the Exchange Ratio and
(y) the number of shares of Class B Common Stock issuable upon conversion of the Series A Preferred Stock immediately prior to the Effective Time and (iv) subject to the approval of the holders thereof, each share of Series E Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share of New World (the "Series E Preferred Stock") will be converted into the right to receive the number of News Corporation Preferred ADSs equal to the product of
(x) the Exchange Ratio and (y) the number of shares of Class A Common Stock issuable upon conversion of the Series E Preferred Stock immediately prior to the Effective Time. In the event that the holders of the Series A Preferred Stock or the holders of the Series E Preferred Stock do not approve the Merger as described above, each share of such stock will remain outstanding and, in accordance with the terms thereof, will thereafter be convertible into the right to receive the number of News Corporation Preferred ADSs determined in accordance with its terms, based upon the Exchange Ratio. The shares of capital stock held by New World as treasury stock and the shares of capital stock and Warrants (as previously defined) of New World held by News Corporation or any of its subsidiaries will not be subject to conversion and will remain outstanding.

     At the Effective Time, each stock option of New World outstanding under New World's 1994 Stock Option Plan and 1996 Stock Option Plan will immediately vest and be exercisable, if not vested and exercisable at such time, and all such stock options shall be assumed by the surviving corporation in the Merger, adjusted in accordance with the terms thereof to be exercisable to purchase News Corporation Preferred ADSs and adjusted so that the number of News Corporation Preferred ADSs for which such stock option is exercisable and the exercise price per share of such stock option is appropriately adjusted based upon the Exchange Ratio.

     Also at the Effective Time, each outstanding warrant to purchase Class A Common Stock or Class B Common Stock of New World granted prior to the date of the MOU will be assumed by the surviving corporation in the Merger, adjusted in accordance with the terms thereof to be exercisable to purchase News Corporation Preferred ADSs and adjusted so that the number of News Corporation Preferred ADSs for which such warrant is exercisable and the exercise price per share of such warrant is appropriately adjusted based upon the Exchange Ratio.

     Additionally, News Corporation has agreed to purchase certain real property used by New World in Los Angeles, California and owned by 1440 Sepulveda Partners, a California limited partnership and an affiliate of Parent and has agreed to assume the obligations and liabilities of Four Star Holdings Corp. ("Four Star"), an affiliate of Parent, related to $46.2 million aggregate principal amount of Senior Notes due 1999 of Four Star outstanding.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------
     Item 4 of the Schedule 13D is hereby amended by the Reporting Persons to delete such Item and add in lieu thereof the following:

     The Reporting Persons acquired the Series B Preferred Stock, the Series C Preferred Stock and the Warrants (each as previously defined) for the purpose of investment, and to secure the performance by New World of certain contractual covenants previously described. As set forth in the MOU, News Corporation intends to acquire all of the capital stock of Holdings and New World, in exchange for News Corporation Preferred ADSs as described above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     Item 5 of the Schedule 13D is hereby amended by the Reporting Persons to delete such Item and add in lieu thereof the following:

     The number of shares of Class A Common Stock beneficially owned as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, by the Reporting Persons as of the date hereof is 25,224,845 shares, representing approximately 46.69% of the outstanding Class A Common Stock. Of such shares, 5,875,000 represent shares underlying currently exercisable Warrants and the remainder, 19,349,845, represent shares issuable upon conversion of the Series B Preferred Stock. The Reporting Persons share voting and dispositive power among themselves with respect to all shares of Class A Common Stock which they beneficially hold. None of the Reporting Persons has sole voting or dispositive power with respect to any shares of Class A Common Stock. For purposes of computing the percentage of beneficial ownership of the Reporting Persons, the total number of shares of Class A Common Stock considered to be outstanding is 54,023,805./2/

     No transactions were effected by the Reporting Persons in the Class A Common Stock during the 60 days preceding the date hereof.


- ------------------------
/2/ Based solely on the number of shares outstanding on May 8, 1996 as disclosed in the Form 10-Q for the quarter ended March 31, 1996 filed by New World. Includes the 5,875,000 shares underlying the Warrants and 19,349,845 shares issuable upon conversion of the Series B Preferred Stock.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

     Item 6 of the Schedule 13D is hereby amended by the Reporting Persons to delete such Item and add in lieu thereof the following:

     On May 27, 1994, pursuant to the Purchase Agreement, Fox Television purchased 250,000 shares of Series B Preferred Stock which are convertible into 19,349,845 shares of Class A Common Stock at $12.92 per share, subject to adjustment for certain subdivisions and reclassifications. Also pursuant to the Purchase Agreement, New World agreed to issue Units consisting of (i) 25,000 shares of Series C Senior Preferred Stock, (ii) the Series E Warrants to acquire an aggregate of 1,250,000 shares of Series E Class A Common Stock at the Series E Exercise Price and (iii) the Series F Warrants to acquire an aggregate of 4,625,000 shares of Series F Class A Common Stock at the Series F Exercise Price. The Purchase Agreement provides for the issuance of the Series C Senior Preferred Stock and the Warrants over time, upon the effectiveness of the Affiliation Agreements between the New World television stations and Fox Broadcasting Company. The purchase of the Series C Senior Preferred and the Warrants took place from September 1994 to August 1995 in a series of transactions. The Warrant Agreement provides that Warrants are exercisable at any time in whole and from time to time in part, from the date of issue until the earlier of (x) the date on which the Series C Preferred Stock is redeemed after the occurrence of a Change of Control (as defined in the Certificate of Designations for the Series C Preferred Stock) and (y) the seventh anniversary of the issuance of each Warrant.

     On February 8, 1996, the President signed the Telecommunications Act of 1996 (the "1996 Act"), which amends the Communications Act of 1934 (the "Communications Act"). Regulations promulgated by the Federal Communications Commission (the "FCC") under the Communications Act prior to the 1996 Act (a) impose a 12-station limit on the number of television stations in the United States in which an entity is permitted to have an interest deemed attributable by the FCC under its rules ("attributable interest") (the "National Restriction") and (b) prohibit an entity from having an attributable interest in two television stations with overlapping service area contours (the "Local Restriction"). Because (a) Fox Television has an attributable interest in 12 U.S. television stations and New World has an attributable interest in 12 U.S. television stations, and (b) Fox Television and New World have attributable interests in certain stations with overlapping service area contours, each of these restrictions has heretofore prevented Fox Television from exercising its right to convert the Series B Preferred Stock and/or exercise the Warrants, which would cause Fox Television to have an attributable interest in the New World television stations.

     The 1996 Act directs the FCC to (a) modify the National Restriction by eliminating the 12-station limit and permit an entity to have an attributable interest in an unlimited number of U.S. television stations so long as such stations do not reach, in the aggregate, more than 35 percent of the national television audience; and (b) conduct a rulemaking proceeding to determine whether to retain, modify or eliminate the Local Restriction. Under the 1996 Act, subject to compliance with the Local Restriction and upon the sale of one or more existing television stations, Fox Television may exercise its right to convert the Series B Preferred Stock into shares of Class A Common Stock and/or exercise the Warrants for shares of Class A Common Stock without violating the Communications Act. The Reporting Persons cannot predict when the 1996 Act's directives with respect to the National and Local Restrictions will be implemented or the extent to which the Local Restriction may be modified.

     In addition, the Warrants contain antidilution provisions with respect to, among other things, stock dividends, subdivisions and reclassifications, certain other dividends and distributions, issuances of rights or warrants to subscribe for or purchase shares of Class A Common Stock to all holders of the Class A Common Stock at a price less than the Closing Price (as defined therein) of the Class A Common Stock on the date fixed for determination of stockholders entitled to receive such rights or warrants, and certain other issuances of Class A Common Stock, at a price less than the Current Market Price (as defined therein).

     A copy of the Warrant Agreement representing the Warrants is attached hereto as Exhibit 1. A copy of the Purchase Agreement is attached hereto as
Exhibit 2.

     On May 27, 1994, New World and Fox Television entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement and subject to certain restrictions, the holder of the Series B Preferred Stock and the Warrants is entitled to request that New World use its best efforts to effect the registration under the Securities Act of 1933 of the Class A Common Stock underlying the Series B Preferred Stock and the Warrants and the Series B Preferred Stock. In addition, subject to certain restrictions, if New World proposes to register any of its equity securities under the Securities Act of 1933, the holder of the Series B Preferred Stock and the Warrants may request that the Class A Common Stock underlying the Series B Preferred Stock and the Warrants be included in such registration.

     A copy of the Registration Rights Agreement is attached hereto as Exhibit
3.

     As more fully described in Item 3 above, News Corporation, New World, Parent and Holdings entered into the MOU, with regard to the merger of a subsidiary of Fox Television Stations, Inc., an indirect subsidiary of News Corporation, with and into New World. The Merger and related Stock Purchase are subject to certain conditions, including obtaining all necessary regulatory and governmental approvals and consents, including the approval of the FCC to the transfer of broadcast licenses, clearance or authorization of the Merger and the Stock Purchase under the HSR Act and certain approvals of shareholders of New World.

     Pursuant to the MOU, Parent has agreed that, during the term of the MOU, Parent will vote, or cause to be voted, the shares of capital stock of New World beneficially owned by it and its subsidiaries in favor of the Merger, the Stock Purchase and any other transaction which is the subject of the MOU, including the approval of any agreements, including the MOU, relating thereto.

     A copy of the MOU is attached hereto as Exhibit 4.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

     Document                                    Exhibit No.
     --------                                    -----------

     Warrant Agreement, dated May 27, 1994,
     by and between New World Communications
     Group Incorporated and Fox Television
     Stations, Inc. relating to 5,875,000
     shares of Class A Common Stock of
     varying series                                              1*

     Securities Purchase Agreement, dated
     May 21, 1994 by and between New World
     Communications Group Incorporated and
     Fox Television Stations, Inc.                               2*

     Registration Rights Agreement, dated
     May 27, 1994 by and between New World
     Communications Group Incorporated and
     Fox Television Stations, Inc.                               3*


     Memorandum of Understanding, dated as of
     July 17, 1996 by and between New World
     Communications Group Incorporated, NWCG
     (Parent) Holdings Corporation, NWCG Holdings
     Corporation and The News Corporation Limited                4

* Previously filed

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 24, 1996
                                    THE NEWS CORPORATION LIMITED



                                    BY: /S/ ARTHUR M. SISKIND
                                        -----------------------
                                        NAME: ARTHUR M. SISKIND
                                        TITLE: DIRECTOR

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  July 24, 1996




                                        /S/ K. RUPERT MURDOCH
                                        ------------------------
                                        K. RUPERT MURDOCH

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 24, 1996
                                    FOX TELEVISION STATIONS, INC.



                                    BY: /S/ JAY ITZKOWITZ
                                        -------------------------
                                        NAME: JAY ITZKOWITZ
                                        TITLE: SENIOR VICE
                                              PRESIDENT & SECRETARY

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 24, 1996
                                    TWENTIETH HOLDINGS CORPORATION



                                    BY: /S/ JAY ITZKOWITZ
                                        --------------------------
                                        NAME: JAY ITZKOWITZ
                                        TITLE: SENIOR VICE
                                              PRESIDENT AND
                                              SECRETARY